Exhibit 99.1

Rail Vision Ltd. Receives Japanese Patent Allowance for Railway Obstacle Detection Technology

Patent allowance enables Rail Vision to commence sales of its cutting-edge, A.I.-based, industry-leading technology in Japan

Ra’anana, Israel – June 1, 2022 – Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a development stage technology company that is seeking to revolutionize railway safety and the data-related market, today announced it received notice of allowance from the Japan Patent Office (JPO) for its patent titled, “System and Methods for Object and Obstacle Detection and Classification in Collision Avoidance of Railway Applications,” covering the Company’s cutting-edge, artificial intelligence (A.I.) based, industry-leading technology specifically designed for railways.

“Rail Vision’s technology, which enables the identification and classification of objects on and around the tracks is a game changer,” commented Rail Vision CEO Shahar Hania. “Japan has one of the most advanced rail networks in the world with more than 27,000 kilometers of track that carry an estimated 180 million passengers annually, in addition to a large volume of freight. With IP protections now in place in Japan, Rail Vision can enter this large market from a position of strength as we bring new advancements to the rail industry designed to save lives, increase efficiency, and dramatically reduce expenses for railway operators.”

The new Japanese patent was allowed by the Japanese Patent Office on May 10, 2022, and covers a system for the detection and identification of objects and obstacles near, between, or on the railway. The capability of the system includes image processing that is applied to define obstacles, a living creature in the image frame and to distinguish it from the environment based on temperature differences, as well as electro-optic sensors (e.g. thermal infrared imaging sensor and visible band imaging sensor) used to survey and monitor railway scenes in real-time.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its patent portfolio, entering the Japanese market, bringing new advancements to the rail industry, and reducing expenses for railway operators. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

SOURCE: Rail Vision Ltd.